Mail Stop 4561

Daniel W. Rumsey, Interim Chief Financial Officer
Prescient Applied Intelligence, Inc.
1247 Ward Avenue
West Chester, PA 19380

> **Re: Prescient Applied Intelligence, Inc.**
> **Schedule 13E-3 filed October 14, 2008**
> **File No. 005-57033**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 14, 2008**
> **File No. 000-21729**

Dear Mr. Rumsey:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1.   We note that Randall K. Fields is currently Chairman and Chief Executive Officer of Park City, as well as Chief Executive Officer of Prescient. We also noticed that Mr. Fields is a filing person on the Schedule 13D filed on September 15, 2008, along with Park City in connection with the recent acquisition of your common stock. In addition, we note that Jane F. Hoffer is currently the beneficial owner of 5.89% of Prescient's common stock, and it is anticipated that she will remain an executive officer after the proposed transaction. Please tell us what consideration was given to whether Mr. Fields and Ms. Hoffer are affiliates who

should be filing persons. Alternatively, please revise the Schedule 13E-3 to include these individuals as filing persons. Please see Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance.

Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. You will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding paragraph of this comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be procedurally and substantially fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Question and Answer No. 5 of Exchange Act Release No. 17719 (April 19, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the current filing persons, and this fact should be reflected in the disclosure. In addition, ensure that each new filer signs the Schedule 13E.

Introduction

2.   Your filing indicates that Park City and Merger Sub do not admit that they are affiliates of Prescient within the meaning of Rule 13e-3. Given Park City's status as a 43% holder, its CEO's position with Prescient and the determination to file the Schedule 13E-3, it is not appropriate to disclaim affiliate status. Please revise.

Signature, page 12

3.   PAII Transitory Sub, Inc. has not signed the Schedule 13E-3. Please ensure that this filing party signs the amended filing.

Preliminary Schedule 14A

Table of Contents

4.   You indicate in your Table of Contents that Annex F relates to "Information Relating to the Company, Park City and Merger Sub." It does not appear that such a document is included as an annex. Currently, your Annex F relates to your Form 10-KSB for the fiscal year ended December 31, 2007. Please revise.

5.   Additionally, we note that Annex G and Annex H refer to the Annual Report on Form 10-KSB for the year ended December 31, 2007, and the Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, respectively. Please confirm

that when you deliver the proxy statement to your shareholders, these annexes will contain the above referenced documents.

General

6.   Please revise to indicate that the proxy statement and forms of proxy card are preliminary copies. See Rule 14a-6(e)(1) of Regulation 14A.

7.   On page 18 you disclose that the special meeting may be adjourned or postponed for the purpose of soliciting additional proxies. Please note that the ability to adjourn a meeting to solicit additional proxies is not a matter incidental to the conduct of the meeting, as defined by Rule 14a-4. Use of discretionary voting authority to adjourn or postpone the meeting to solicit additional proxies is a substantive proposal for which you must specifically solicit proxy authority. If you wish to vote the proxies in this way, provide another voting box on the proxy card so shareholders may decide whether to grant a proxy to vote in favor of adjournment for the solicitation of additional votes, and revise the proxy statement to set forth a separate section where you describe the proposal and describe the specific circumstances under which you would use the authority sought. See Rule 14a-5(a).

8.   Please note that the information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the proxy statement, immediately following the Summary Term Sheet. See Rule 13e-3(e)(1)(ii). Please revise accordingly.

Summary Term Sheet

Recommendation of Our Special Committee and Board of Directors, page 3

9.   The disclosure here should include language that the Board believes the transaction is fair to all unaffiliated shareholders holding common stock. Please revise.

Private Purchases of Shares; Lock-Up and Voting Agreements, page 4

10.   Please revise your filing to provide all of the information called for by Item 1005(d) of Regulation M-A for all agreements, arrangements and understandings between any filing persons, on the one hand, and any other persons, on the other hand, with respect to the company's securities. In this regard:

 • Please name all of the parties to the securities purchase agreements entered into with Park City concurrently with the execution of the merger agreement.

- You state in this section and on page 17 that "Park City also intends to purchase all shares of Common Stock owned by NewSpring Ventures, LP, CGA Resources, LLC and Hudson Ventures, each a principal shareholder of the Company, prior to the Effective Time, at a per share purchase price of $0.05." Please describe the agreement, arrangement or understanding, if any, pursuant to which Park City intends to purchase the common shares held by such principal shareholders at $0.05 per share, and ensure that your filing contains a description of all material provisions of any such agreement, arrangement or understanding.

11. We note the following disclosure on page 4 of your preliminary proxy statement, as well as similar disclosure on page 17: "In addition, on September 12, 2008, certain other private investors entered into separate securities purchase agreements to acquire an aggregate of 382.526 shares of Series E Stock from another principal shareholder of the Company. The shares of Series E Stock acquired in connection with these transactions (collectively, the 'Privately Purchased Shares') were acquired from the selling stockholders at a purchase price of $3,865 per share. The Privately Purchased Shares constitute 66% of the issued and outstanding shares of Series E Stock." It is unclear from your current disclosure the relevance of the September 12th transaction to the proposed merger and the relationship, if any, of Park City with the parties to the transaction. Please revise your filing as necessary to clarify the significance of this transaction, and to disclose the nature of the involvement, if any, of Park City or its affiliates in the transaction. We note in this regard disclosure elsewhere in your filing indicating that the shares of Series E preferred stock that were the subject of the September 12th securities purchase agreements are subject to lock-up and voting agreements.

Record Date and Quorum, page 8

12. You state in this section that in general your shareholders will have 5,955 votes for each share of Series E preferred stock owned as of the record date, but your disclosure on page 15 indicates that each share of Series E preferred stock entitles its holder to 5,208 votes. Please revise your filing as necessary to revise this discrepancy, or advise.

Stock Ownership of Directors and Executive Officers, page 8

13. The disclosure in this section of the aggregate number and percentage of shares of outstanding common stock held by your directors and officers is inconsistent with similar disclosure in the second full paragraph on page 16. Please revise your filing as necessary to provide accurate and consistent information regarding the security ownership of your directors and officers as of the record date.

Solicitation, page 9

14.   We note your disclosure indicating that the "original solicitation of proxies by
        mail may be supplemented by a solicitation by telephone, facsimile or other
        means . . . ." Please specify what you mean by "other means." Additionally, we
        remind you that all written soliciting materials, including any scripts to be used in
        soliciting proxies over the telephone and information posted on the Internet must
        be filed under the cover of Schedule 14A. Please refer to Rule 14a-6(b) and (c).
        Please confirm your understanding.

Questions and Answers about the Special Meeting and the Merger

"Q. What was the role of the Special Committee?," page 11

15.   You indicate here and elsewhere in your preliminary proxy statement that the
        special committee comprised independent directors. Please revise to clarify and
        describe the standard you applied in concluding that the special committee
        members are "independent."

The Merger

16.   Please delete the phrase "in its entirety" form the first sentence under this
        heading.

Background of the Merger, page 20

17.   In your response letter tell us when the engagement of Mufson, Howe, Hunger &
        Company was terminated. Also describe the nature of any services provided to
        Prescient by that advisory firm, including but not limited to any reports regarding
        the value of the company.

18.   You disclose that following management's meeting with representatives of a
        prospective financial buyer on April 23, 2008, management of the prospective
        buyer substantially reduced its offer "to a level deemed unacceptable to the
        Board." Please elaborate to explain why the board of directors deemed the offer
        unacceptable, and disclose how this offer compared to the terms of the proposed
        merger with Park City.

19.   Clarify whether the offers by Park City and the prospective financial buyer were
        the only offers received to purchase the company after March 5, 2008. In this
        regard, describe the nature of the "indications of interest" received during that
        time period. Discuss the material terms of the initial proposal by each of these

prospective purchasers, and discuss more fully the material modifications to the terms of their initial offers. Expand the discussion of the August 26, 2008, meeting of the special committee to explain the material terms of the transaction proposed by Park City as well as the material terms of the alternative transaction proposed by the prospective financial buyer. Summarize the material differences in the closing conditions to the two proposed transactions.

20.   We note your disclosure on page 20 that the board approved management's recommendation to engage Updata Advisors to serve as its financial advisor. Please expand your disclosure here or in another appropriate place in the proxy statement to provide the information required by Items 1015(b)(2) and (3) of Regulation M-A regarding the method of selection and qualifications of Updata.

21.   Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Where appropriate, please revise to summarize all the presentations or reports provided by the various investment banking and research firms you reference during the course of the meetings you have described, including preliminary analyses and reports. We note in particular the assessment regarding the absence of growth in scan based training presented by AMR Research to the board of directors on May 8, 2008; the summary of Updata's marketing activities with respect to the company and related advice presented by Updata to the board on May 8, 2008; and the analysis of the proposed offers from Park City and the prospective financial buyer presented by Updata to the board on August 26, 2008. File all relevant written materials as exhibits to the Schedule 13E-3.

22.   Revise your disclosure throughout this section to describe the substance of the discussions or negotiations to which you refer, such as the negotiations between Messrs. Rumsey and Fields referenced in the penultimate paragraph on page 22 and the discussions between Park City management and certain Series E preferred shareholders mentioned in the last paragraph on page 23.

23.   You disclose that at the August 26, 2008, meeting of the full board of directors, the board unanimously accepted, with one abstention, the recommendation of the special committee with respect to the proposed merger with Park City. Please expand your disclosure to identify the director who abstained and to indicate, if known, after making reasonable inquiry, the reasons for the abstention. See Item 1014(a) of Regulation M-A.

Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement, page 28

24.   Please revise this section to express Prescient's views as to the fairness to the unaffiliated holders of the company's common stock, and to provide an explanation of the basis for the conclusion with respect to such holders. Please similarly revise the disclosure throughout the proxy statement to refer to the fairness of this transaction to unaffiliated common stockholders as a separate constituency, and not as part of the aggregate, as required by Item 1014. See Question and Answer No. 19 in Exchange Act Release No. 17719.

25.   If the board of directors relied on the analysis of another, such as the financial advisor or the special committee, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis. In that regard, we note your disclosure in the first full paragraph on page 31 that the board of directors expressly adopted the analysis of the special committee as to the fairness consideration. Therefore, in order for the board of directors to be able to adopt expressly the special committee's analysis in a manner that satisfies its Item 1014 disclosure requirements, the special committee must expressly adopt the analyses the special committee relied upon. Please revise your document to reflect that the special committee adopted, if true, the analyses performed by Updata. In the alternative, the special committee must revise its discussion of the factors considered in the context of reaching its fairness determination to expressly address all of the factors listed in Instruction 2 to Item 104 of Regulation M-A. See Question and Answer No. 20 in Exchange Act Release 17719 (April 13, 1981).

26.   We refer to the disclosure regarding the special committee's consideration of Updata's fairness opinion in making its own fairness determination. On page 28 you state that Updata opined on the fairness of the per-share merger consideration to be paid to holders of shares of each class of the company's common stock (other than the holders of excluded shares and affiliates of Park City). This description of the fairness opinion does not conform to the text of the opinion provided by Updata and appended to the proxy statement as Annex B, which addresses the fairness of the total consideration paid or to be paid to the company shareholders as a whole in connection with Park City's acquisition of the company, as opposed to the per-share consideration paid to holders of each class of the company's stock as the referenced disclosure suggests. Please revise to describe precisely the scope of the opinion provided by Updata and the conclusions it reached. In addition, please explain how Updata's fairness opinion regarding the aggregate consideration provides a basis for the special committee's views as to the fairness of the transaction to the unaffiliated holders of the

common stock.

27.   Please tell us, with a view to disclosure, what consideration the special committee gave, if any, to the fact that the offer price for Prescient common stock of $0.055 per share is less than the one year average share price by approximately 27% and less than the one year high stock price by 136%. Please present this information in the context of any distortions of the share price that might be attributable to low liquidity.

28.   We note your statement in the first full paragraph following the bullet points on page 29 that the special committee did not consider the liquidation value of the company's assets because it considers the company to be a viable going concern company. Discuss whether the committee considered the possibility that the aggregate value of the individual assets may be worth more than the value of the business. If not, then please explain why. Further, please note that the absence of an intention to liquidate is not determinative of whether the discussion should address liquidation value. See Question and Answer No. 20 of Exchange Act Release No. 34-17719 (April 13, 1981).

29.   You state on page 30 that Park City has agreed to vote, or cause to be voted, approximately 26%, 46% and 43% of the voting power of the company's common stock, Series G preferred stock and Series E preferred stock, respectively, in favor of the merger. Disclosure elsewhere in your filing, including on pages 4, 16 and 17, however, indicates that holders of shares representing greater percentages of voting power for each class of stock are obligated by lock-up and voting agreements to vote to approve the merger. Please revise your filing as necessary, or advise.

30.   You state that the board of directors based its determination with respect to the procedural fairness of the transaction in part on the fact that the negotiations between Park City and the special committee "were structured and conducted so as to preserve the independence of the special committee and promote the fairness of the transaction." Please expand this disclosure to explain with more specificity how the structure of the negotiations and the way in which they were conducted preserved the special committee's independence and promoted the fairness of the transaction.

Position of Park City and Merger Sub as to the Fairness of the Merger to Prescient's Unaffiliated Stockholders, page 32

31.   We note the disclosure in the last full paragraph on page 33 that Park City and Merger Sub did not consider the liquidation value, net book value and going concern value to be material in rendering a conclusion as to the substantive

fairness of the transaction because they do not accurately reflect "the value of Prescient as a going concern." Your revised disclosure should be more specific about why these valuation methodologies were not considered in the context of this transaction. See Instruction 3 to Item 1014 of Regulation M-A.

32.   Please revise Park City and Merger Sub's fairness disclosure to address the procedural safeguard identified in Item 1014(d) of Regulation M-A. See General Instruction E to Schedule 13E-3.

Opinion of Prescient's Financial Advisor, page 34

General

33.   Please provide us with copies of any materials prepared by Updata Advisors in connection with its fairness opinion, including draft opinions, reports or appraisals provided to your board of directors and any summaries of presentations made to your board of directors, such as the financial, economic and market data and discount studies. To the extent the materials listed above differ from the opinions, reports or appraisals delivered to the special committee or board of directors, please describe them in your disclosure. In addition, any non-public information, including projections used by Updata should be summarized in the filing.

34.   Additionally, each presentation, discussion or report held with or presented by Updata, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please revise to summarize all presentations made by Updata, if any, and file any additional written reports as exhibits pursuant to Items 9 and 16 of Schedule 13E-3. For each Item 9 report, disclose the date of the contact, the names of the parties in attendance, the identification of the person(s) who initiated the contact, a summary of the dialogue and the information exchanged and the basis for any views expressed.

35.   We note your disclosure in the third full paragraph on page 34 where you provide that the "summary of the Updata Advisors opinion set forth in this proxy statement is qualified in its entirety by reference to the full text of Updata Advisors opinion." Please delete this statement as investors are entitled to rely upon your disclosure.

Historical Stock Trading and Premium Analysis, page 35

36.   Please identify the companies and transactions that met Updata's selection criteria for its premiums paid analysis of comparable transactions, and disclose any

companies or transactions that were excluded and the reasons for their exclusion. In addition, please elaborate on the "certain qualitative judgments" made by Updata that affected the reference ranges for Prescient under the premiums paid analysis.

Selected Companies Analysis, page 36

37.   Please disclose with more specificity the criteria used by Updata to determine that the public companies used in this analysis were comparable to Prescient. In particular, elaborate on your disclosure that the comparable public companies were selected in part because they "share similar business characteristics to Prescient."

Discounted Cash Flow Analysis, page 37

38.   Explain how Updata determined the annual discount rate and implied perpetual growth rates used in this analysis.

Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders, page 45

39.   Revise to discuss the federal tax consequences of the Rule 13E-3 transaction on the subject company and the other Rule 13E-3 filings persons. See Item 1013(d) of Regulation M-A.

Proposal 2: Amendment of the Certificate of Designation of Series E Stock, page 54

40.   You state that you are proposing to amend the Series E Certificate of Designation "in order to allow the holders of Series E Stock to receive the Merger Consideration." Please revise your disclosure to make clear, if true, that if the proposed amendment is adopted and the proposed merger is consummated, the Series E holders will forfeit all rights and preferences granted to them by the existing Series E Certificate, including the liquidation preference. This comment applies also to Proposal 3 relating to the amendment of the Series G Certificate of Designation.

Information Relating to the Company, Park City and Merger Sub, page 58

41.   For each employer listed in the biographies appearing in this section, please disclose the principal business and address of the employer. See Item 1003(c)(1) and (2) of Regulation M-A.

Annex B: Fairness Opinion

42.   The fairness opinion provided by Updata states on page B-3 that the opinion is
        "solely" for the information of the board. This limitation appears to limit reliance
        by investors on the opinion. The staff views this limitation as inappropriate since
        the opinion is being provided to shareholders in a public disclosure document
        under the federal securities laws. Accordingly, the limitation should be deleted.
        Alternatively, disclose the basis for Updata's belief that shareholders cannot rely
        on the opinion to support any claims against it arising under applicable state law
        (*e.g.*, the inclusion of an express disclaimer in Updata's engagement letter with
        the company). Describe any applicable state-law authority regarding the
        availability of such a potential defense. In the absence of applicable state-law
        authority, disclose that the availability of such a defense will be resolved by a
        court of competent jurisdiction. Also disclose that resolution of the question of
        the availability of such a defense will have no effect on the rights and
        responsibilities of the board of directors under applicable state law. Further
        disclose that the availability of such a state-law defense to Updata would have no
        effect on the rights and responsibilities of either Updata or the board of directors
        under the federal securities laws.

                        *   *   *   *

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the filing persons are in
possession of all facts relating to their disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the
  disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do
  not foreclose the Commission from taking any action with respect to the
  filings; and

- the filing persons may not assert staff comments as a defense in any
  proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

As appropriate, file a revised preliminary proxy statement and revised Schedule 13E-3. Please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Your responsive amendment should also include a marked copy of the amended filings that conform with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have questions or comments please contact Katherine Wray at (202) 551-3483. In her absence, you may contact Song Brandon at (202) 551-3621. If you thereafter require assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (609) 896-1469
        Vincent A. Vietti, Esq.
        Fox Rothschild LLP